19011042

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Synergy Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Mac Arthur Blvd., Suite 850
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rapp 949-442-7413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
NOV 12 2019
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, William Rapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Synergy Partners, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William Rapp
Signature

PRESIDENT
Title

10-30-2019
Notary Public

AMANDA H. WETHERINGTON
COMM. #2166944
Notary Public - California
Orange County
My Comm. Expires Oct. 7, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Capital Synergy Partners, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Capital Synergy Partners, Inc. as of September 30, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Capital Synergy Partners, Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Synergy Partners, Inc.'s management. My responsibility is to express an opinion on Capital Synergy Partners, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Capital Synergy Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Capital Synergy Partners, Inc.'s auditor since 2015.

Tarzana, California

October 30, 2019

Capital Synergy Partners, Inc.
Statement of Financial Condition
September 30, 2019

Assets

Cash	
Checking	$69,993
Total Cash	69,993
Accounts receivable	5,563
Accrued Income	45,139
Clearing Broker Deposit	50,000
Prepaid expenses	9,133
Property and equipment net of depreciation of $3,633	2,281
Total Assets	$182,109

Liabilities and Shareholder's Equity

Liabilities	
Due to Related Party	$1,189
Accrued liabilities	3,969
Commission payable	47,355
Total Liabilities	52,513
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized; 8602 shares issued and outstanding)	8,602
Paid in capital	359,608
Retained deficit	(238,614)
Total Shareholder's Equity	129,596
Total Liabilities and Shareholder's Equity	$182,109

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Income
For the Year Ended September 30, 2019

Revenues		
	Commissions	$42,170
	Revenue from Sale of Investment Company Shares	689,691
	Revenue from Sale of Insurance Based Products	788,895
	Interest/Rebate/Dividend Income	31,445
	Fees Earned	798,774
	Other Revenue	15,665
	Total Revenues	$2,366,640
Expenses		
	Clearing Charges	32,550
	Commission expense	1,954,544
	FINRA fees and licenses/SIPC	24,311
	Insurance	28,125
	Meals & entertainment	10,400
	Payroll tax	10,921
	Postage and delivery	3,629
	Professional services	76,083
	Rent	18,000
	Salaries	124,337
	Telephone	2,870
	Miscellaneous	7,048
	Total Operating Expenses	2,292,818
	Income Before Tax Provision	73,822
	Income Tax Provision	800
	Net Income	$73,022

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2019

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Deficit	Total Equity
Balance, September 30, 2018	8,602	$8,602	$359,608	($311,636)	$56,574
Net Income				73,022	73,022
Balance, September 30, 2019	8,602	$8,602	$359,608	($238,614)	$129,596

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash Flows from Operating Activities:	
Net Income	$73,022
Depreciation Expense	$767
Changes in operating assets and liabilities:	
Accounts receivable	(4,297)
Prepaid expenses	(206)
Accrued Income	(6,688)
Accounts payable	
Due to related party	654
Accrued liabilities	(4,649)
Commission payable	1,759
Net cash provided by operating activities	60,362
Cash Flows from Investing Activities:	
Purchase of fixed assets	(2,144)
Net cash provided by investing activities	(2,144)
Net increase in cash	58,218
Cash at beginning of year	11,775
Cash at end of year	$69,993
Supplemental Information of cash flow information:	
Tax	$800
Interest paid	$0

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Notes to Financial Statements
September 30, 2019

Note 1 – Nature of Business

Capital Synergy Partners, Inc. (CSP) is owned by Andrew A. Holden Family Trust and William Rapp. CSP is registered as a securities broker-dealer conducting a general securities business on a fully disclosed basis as an introducing broker-dealer. CSP provides its clients the ability to purchase and/or sell Mutual Funds, Equities, Bonds, Unit trusts or closed end funds, REITs, exchange traded funds, and Private Placements (Best Efforts only). CSP also offers direct placement products such as limited partnerships, variable life insurance, and variable annuities directly to the general public through registered representatives. CSP also maintains margin accounts and option accounts for its clients through its third party clearing firm RBC. The firm has a clearing deposit of $50,000 with RBC.

Note 2 - ASC 606 Revenue Recognition

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Note 2 – ASC 606 Revenue Recognition (continued)

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of October 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at October 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the

Note 2 – ASC 606 Revenue Recognition (continued)

Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

An acceptable interpretation of Topic 606 is that selling, and distribution fees paid over time, such as 12b-1 fees, are fully constrained when they are indexed to the net asset value of the funds being distributed until such amounts are known. The Company has deemed an acceptable interpretation to conclude that upon performance of the service, revenue recognition is fully constrained until each month-end when a portion of the revenue becomes known. Thereby at each month end, the "determinable" portion of the revenue will be recognized.

Note 3 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services

Note 3 – Significant Accounting Policies (continued)

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3 (k)(2)(ii) (the Customer Protection Rule), CSP conducts business on a fully disclosed basis clearing all transactions through its clearing firm. CSP will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Income – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commission on variable insurance products are recorded when earned.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Property and Equipment – Acquisitions of property and equipment of $1,000 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years.

Compensated Absences – Accumulated paid time off is accrued when incurred.

Note 4 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no assets or liabilities to measure at September 30, 2019.

Note 5 – Related Party

The Company is subleasing its premises from an affiliated company on a month to month basis in the amount of $1,500. The Company has reviewed ASC 842 Lease Accounting and does not believe it applicable to the Company because the operating lease for the company's office space is by the parent Company. The Company also pays a fixed Monthly Service Fee for Commission Accounting and IT Services. The Company paid $24,420 to the related party for the year ended September 30, 2019. At September 30, 2019, The Company owed related party $1,189.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, the Company had net capital of $112,619 which was $107,619 in excess of its required net capital of $5,000. The Company's net capital ratio was .47 to 1.

Note 8– Income Taxes

The Components of the Company's deferred tax assets/liabilities are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$15,000
Deferred tax assets before Valuation allowance	15,000
Valuation allowance	(15,000)
Net deferred tax assets	$ 0

The Company has a net operating loss to be carried forward of approximately $26,000 is set to expire September 30, 2024 and $48,000 set to expire September 30, 2038.

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal	$ 0
State	$ 800

The Company is subject to audit by the taxing agencies for years ending September 30, 2016, 2017 and 2018.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 10 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end September 30, 2019 through October 30, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Capital Synergy Partners, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2019

Computation of Net Capital	
Total ownership equity from statement of financial condition	$129,596
Non-allowable assets:	
Accounts receivable	5,563
Prepaid expenses	9,133
Fixed Assets	2,281
Total Non-allowable assets	16,977
Net Capital	$112,619
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -6.66% of net aggregate indebtedness	$3,501
Minimum dollar net capital required	$5,000
Net Capital required (greater of above amounts)	$5,000
Excess Capital	$107,619
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$107,367
Computation of aggregate Indebtedness	
Total liabilities	$52,513
Percentage of aggregate indebtedness to net capital	47%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$112,619
Unrecorded liabilities	0
Rounding error	0
Audit adjustment	0
Audited Net Capital	$112,619

There were no reported difference between the audit and Focus filed at September 30, 2019

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2019

A computation of reserve requirement is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Capital Synergy Partners, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2019

Information relating to possession or control requirements is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3 (k) (2) (ii).

Assertions Regarding Exemption Provisions

We, as directors of management of Capital Synergy Partners, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending October 1, 2018 through September 30, 2019.

Capital Synergy Partners, Inc.

By:

William Repp, PRESIDENT
(Name and Title)

10-30-19
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Capital Synergy Partners, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Synergy Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Capital Synergy Partners, Inc., stated that Capital Synergy Partners, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Synergy Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Capital Synergy Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
October 30, 2019